HAIK KOCHARIAN

15 William Street, Apt. 15B | New York, NY 10005 | 917.386.5897
haik.kocharian@gmail.com
www.haikkocharian.com

FEATURE LENGTH FILMS

PLEASE BE NORMAL: Writer, Director, Cinematographer, Producer (2015)

Premiered at Cinema Village, NYC, March 2015

- Starring Academy Award Nominee Sam Waterston, as well as Louis Cancelmi, Elisabeth Waterston, and Dana Eskelson
- Written and directed by Haik Kocharian
- Cinematography by Haik Kocharian and Ori Lahav
- Edited by Ori Lahav
- Produced by Anette Lewis, Karine Kocharyan, Haik Kocharian

IMDB: http://www.imdb.com/title/tt2436540/
Official trailer: https://vimeo.com/117746604
Amazon: http://www.amazon.com/Please-Be-Normal-Sam-Waterston/dp/B012PK2O2O

AWARDS

PLEASE BE NORMAL

- *The New York Times* Critics' Pick
  - Catsoulis, Jeannette, "'Please Be Normal,' a Couple's Dawning Desperation, "*The New York Times*, 19 March 2015 (online, retrieved from http://www.nytimes.com/2015/03/20/movies/review-please-be-normal-a-couples-dawning-desperation.html)

  - Catsoulis, Jeannette, "Please Be Normal," *The New York Times*, 20 March 2015, p. C9, Print.

- Best Cinematography, Golden Apricot International Film Festival, Yerevan Armenia
- Special Jury Mention, Golden Apricot International Film Festival, Yerevan Armenia
- Audience Choice Award, Monadnock International Film Festival, New Hampshire

MANHATTAN ROMANCE (2013)

French-US Production. Screened at ARPA International Film Festival (2013)

- Written by Haik Kocharian
- Produced by Nicolas Hidiroglou, Isild Le Besco, Haik Kocharian
- Starring Isild Le Besco, Jean-Marc Barr, Karine Kocharyan

IMDB: https://pro-labs.imdb.com/title/tt2989862/?ref_=nm_filmo_pastfilmvid_2

SHORT FILMS

- *Control Z*: Written, produced, and directed by Haik Kocharian
  - o Included in the Academy of Motion Picture Arts and Sciences - Film Archive
- *Charlie*: Written, produced, and directed by Haik Kocharian
  - o Winner, Reel Thirteen Competition for short film; broadcast on Channel 13
- *Haik Take a Hike*: Produced and directed by Haik Kocharian
- *Williamsburger*: Produced and directed by Haik Kocharian and Ori Lahav
- *Inhabitant*: Produced and directed by Haik Kocharian and Ori Lahav
- *Flag*: Produced and directed by Haik Kocharian and Ori Lahav

TELEVISION PRODUCTION

VOICE OF ARMENIANS TVNY (2010 TO PRESENT)

Co-producer of Voice of Armenians TVNY, a non-for-profit independent television program dedicated to discussing and exploring the life of the Armenian Diaspora in the Tri-State area. Available on Roku TV and online at http://voiceofarmenians.com/

OTHER MEDIUMS: PHOTOGRAPHY

SOLO EXHIBITIONS

2014   Solo exhibition, Judson Memorial Church, New York, NY
  - o "'Tibetan Monastic Community In Nepal' Comes Alive In Photographic Splendor" Antonia Blumberg, Huffington Post (Oct. 15, 2014)
2013   Solo exhibition and film screening, Landmark College, VT
2012   *Haik Kocharian,* Robin Rice Gallery, New York, NY
2010   *Through Their Eyes,* James Cohan Gallery, New York, NY
2009   *Walking the Way,* 92Y Tribeca Art Gallery, New York, NY
2008   *Single Moment,* Appel Gallery, Sacramento, CA
2007   *Isild Le Besco Series: The Early Years,* Robin Rice Gallery, New York, NY
            People and Space, Soho Photo Gallery, New York, NY
2006   *New Work,* Galerie Mourlot, New York, NY
2005   *Debut Show,* Village Quill Art Space, New York, NY

GROUP EXHIBITIONS

2013-   *Summertime,* Robin Rice Gallery, New York, NY
2018   *Summertime,* Robin Rice Gallery, New York, NY
2013   *Rising Waters, 2.0, Photographs of Sandy,* Museum of the City of New York
            Curate NYC, online exhibition curated by Valerie Cassel Oliver, Senior Curator, Contemporary Arts Museum, Houston, TX
            Curate NYC, online exhibition curated by Mahnaz Fancy, Executive Director, ArteEast

2013   *Rising Waters*, Governors Island, International Center of Photography
2012   *Fractured History, Reconstruction Identity: Degrees of Westernization in
          Armenia*, Bergen Gallery, NJ
2010   *Summertime*, Robin Rice Gallery, New York, NY
2009   *Summertime*, Robin Rice Gallery, New York, NY
2008   *Destruction of Mind*, Gallery Icosahedon, New York, NY
          Art and Faith, St. Vartan Armenian Cathedral, New York, NY
2007   State Art Fair, Hamptons Annual Modern Design and Art Show, New York

GALLERY REPRESENTATION

Robin Rice Gallery, New York, NY

CORPORATE COLLECTIONS

Ralph Lauren, New York, NY
Ralph Lauren Paris, France
Polo Japan
Saks Fifth Avenue
Bloomingdales, NY
Macy's, New York, NY
Carlton Fields Jorden Burt, NY

SELECTED PUBLICATIONS

2018   The Hill
2017   Gothamist
2015   Gothamist
2014   Huffington Post
2013   Gothamist
2012   Dailyimprint
2010   Gothamist
2009   *Sacramento Press*
          Gothamist
2008   *Madame Figaro*
2007   *FIAF French Institute Magazine*
          Night Magazine, Issue No. 53
2006   *New York Arts Magazine*
          Breton's Magazine
2005   *Smithsonian Magazine*, "Culture and Arts"

CHARITABLE CONTRIBUTIONS

2018   Village Health Partnership, Denver, CO (photographed in rural Ethiopia)
2013   Meaningful World (photographed in Kenya, Burundi, and Rwanda)
2012   Self Help Africa, New York, NY and Faiths for Safe Water, New York, NY

2011   Chodron Foundation (photographed in Nepal)
2010   Positive Kids 3, African Services Committee, New York, NY (photographed in Ethiopia)
        Tree Project, New Art Center Inc., New York, NY
2008   Healing Children Healing Cambodia, Friends without a Border, New York, NY
2007   Art for Angels, Save the Children, New York, NY

TRAVEL

Ethiopia

- o   Travel with Village Health Partnership in rural Ethiopia to photograph facilities providing care to women in childbirth.
- o   Selected by African Services Committee to photograph AIDS patients in Ethiopia. Photographs exhibited at James Cohan Gallery, New York, NY (2011).

Burundi, Kenya, and Rwanda

- o   Commissioned by Meaningful World to photograph war and genocide trauma victims in Burundi, Kenya and Rwanda.

Nepal

- o   Commissioned by Chodron Foundation to photograph Tibetan monks and nuns residing in monasteries/nunneries in Nepal. Photographs exhibited at Judson Memorial Church, New York, NY (2014).

OTHER MEDIUMS

BOOKS

Kocharian, H. (2017), "Case Study: Three Things to Consider Before Writing a Screenplay," *So You Want to Write a Screenplay: A Step-by-Step Guide to Writing for Film, Video and Television*, (pp.175-177), Atlantic Publishing Group, Inc.

SINGER-SONGWRITER

ALBUMS

"Heaven" (2007); "Juice" (2009) ;"Children's Album" (2012)

▪ Performed live on many stages throughout New York City, including a multi-media concert at Joe's Pub at the Public Theater (2018) and a CD-release concert of "Children's Album" at Joe's Pub at the Public Theater (2013).

POETRY

Personal poetry project, which encompasses writing one poem a day for one year, commencing February 2018. The complete body of poetry may be viewed at steemit.com@superhaiko

EDUCATION

BROOKLYN COLLEGE
Majored in photography and film

ARMENIAN ART ACADEMY
B.A., Theater Directing and Photography, 1996

LANGUAGES

Fluent in English (speaking, reading, writing)
Native Fluency in Armenian (speaking, reading, writing)
Native Fluency in Russian (speaking, reading, writing)